Exhibit 99.1

Explanation of Responses:

(1) Common Stock and Warrants held directly by Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P. (“BAMPIC”). BAMPIC is an indirect subsidiary of the Reporting Person. In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Warrants directly held by BAMPIC is reported herein.

(2) Common Stock and Warrants held directly by Brookfield US Holdings Inc. (“BUSHI”). BAMPIC is a direct subsidiary of the Reporting Person. In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Warrants directly held by BUSHI is reported herein.

(3) The Reporting Person disclaims beneficial ownership of all shares of Common Stock and Warrants that are directly beneficially owned by BAMPIC and BUSHI, except to the extent of any indirect pecuniary interest therein.

(4) As a result of BAMPIC receiving in-kind distributions of shares of Common Stock in excess of its pro rata share (in lieu of its share of Warrants), such transaction would be deemed to be a disposition of BAMPIC’s pecuniary interest in Warrants in exchange for acquiring pecuniary interest in additional shares of Common Stock having the value of such excess.

(5) BAMPIC exchanged shares of Common Stock for Warrants having the same value.

(6) Each Warrant entitled the holder to purchase 1.143 shares of Common Stock at an initial exercise price of $10.75 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Issuer.